

November 8, 2013

Via E-Mail
Yoel Eliyahu
Chief Executive Officer
Stella Blu, Inc.
270 Greyson Place
Teaneck, New Jersey 07666

> **Re:** **Stella Blu, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 1, 2013**
> **File No. 333-190215**

Dear Mr. Eliyahu:

   We have reviewed your amended registration statement and response letter dated November 1, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated October 28, 2013.

Use of Proceeds, page 14

1. Your response to prior comment 1 indicates that you have removed from the liquidity discussion statements suggesting that you expect the offering to be fully subscribed. However, we note that such disclosures are included in Use of Proceeds. Specifically, we note the following statement: "[t]here is no assurance that we will raise the full $100,000 as anticipated." Given that this is a best efforts, no minimum offering, this statement does not appear to be appropriate. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

2. We reissue prior comment 1, insofar as we note inconsistent disclosure relating to the additional dollar amount needed to fully fund 12 months of operations. For example, on page 6, you state that you require $42,000 to fund your operations for the next 12 months, while on page 24 you indicate that you need $42,000 to fund "legal, auditing, and filing costs" over the next 12 months. Please revise your risk factor on page 6 to state, if true, that the funding requirements you have identified would only cover the compliance costs referenced in the liquidity discussion, or advise.

3. We note your response to prior comment 2, where you indicate that the possibility that the loan could be demanded at any time could make it more difficult to obtain outside sources of financing. Please also disclose that if you are unable to repay the loan at the time that the

repayment demand is made, you may not have sufficient funds to continue operating your business.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
       Carl Sherer, Esq.
       Rimon P.C.